SUB-ITEM 77D:  Policies with respect to security investments

Hartford Moderate Allocation Fund, The Hartford Conservative Allocation Fund, The Hartford Growth Allocation Fund, The Hartford Target Retirement 2010 Fund, The Hartford Target Retirement 2015 Fund, The Hartford Target Retirement 2020 Fund, The Hartford Target Retirement 2025 Fund, The Hartford Target Retirement 2030 Fund, The Hartford Target Retirement 2035 Fund, The Hartford Target Retirement 2040 Fund, The Hartford Target Retirement 2045 Fund and The Hartford Target Retirement 2050 Fund

Each of Hartford Moderate Allocation Fund, The Hartford Conservative Allocation Fund, The Hartford Growth Allocation Fund, The Hartford Target Retirement 2010 Fund, The Hartford Target Retirement 2015 Fund, The Hartford Target Retirement 2020 Fund, The Hartford Target Retirement 2025 Fund, The Hartford Target Retirement 2030 Fund, The Hartford Target Retirement 2035 Fund, The Hartford Target Retirement 2040 Fund, The Hartford Target Retirement 2045 Fund and The Hartford Target Retirement 2050 Fund modified its investment strategy to remove The Hartford Money Market Fund as an investment option and clarify that each may invest in unaffiliated money market funds.

Hartford Global Capital Appreciation Fund (formerly The Hartford Capital Appreciation II Fund)

The Fund’s investment strategy to invest up to 35% of its net assets in equity securities of foreign issuers was modified to remove the 35% of assets language and indicate instead that the Fund may invest without limitation in equity securities of foreign issuers located anywhere in the world. Disclosure in the investment strategy was modified to indicate that, under normal circumstances, at least 40% (and normally not less than 30%) of the Fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.

The Hartford Global Real Asset Fund

The investment strategy was modified to include that the Fund has the flexibility to change its allocation in equity securities, fixed income investments and commodity-related investments by generally no more than +/- 20%. This change increases the maximum amount that the Fund may generally invest in commodity-related investments from 25% to 30% of the Fund’s net assets.

The Hartford Inflation Plus Fund

Disclosure in the investment strategy was modified to indicate that 35% of the Fund’s investments in “other asset classes” may include currencies. The investment strategy was further modified by replacing one of the Fund’s permitted investment types - forward currency contracts - with forward contracts.

The Hartford International Value Fund

The Fund’s investment strategy to invest at least 65% of its assets in foreign securities was modified to remove the 65% of assets language and indicate instead that the Fund invests primarily in equity securities of foreign issuers, including securities of emerging market issuers. The investment strategy was further modified to increase the amount that the Fund may invest in emerging market securities from 20% to 25% of the Fund’s net assets.

The Hartford Quality Bond Fund

The investment strategy was modified to indicate that the Fund will normally maintain a dollar weighted average duration of between 1 and 8 years.

The Hartford World Bond Fund